[INOVIO BIOMEDICAL CORPORATION LOGO]

June 7, 2005

Via EDGAR and Courier

Division of Corporation Finance
Securities and Exchange Commission
Attn: Peggy A. Fisher
450 5th Street, N.W.
Washington D.C. 20549

Re:	Inovio Biomedical Corporation Amendment No. 1 to Registration Statement on Form S-3 filed May 20, 2005 File No. 333-123619

Dear Ms. Fisher:

        Inovio Biomedical Corporation (formerly Genetronics Biomedical Corporation), a Delaware corporation (the "Company"), hereby transmits for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 2 to the Company's Registration Statement on Form S-3 ("Amendment No. 2"). We are also forwarding via courier courtesy copies of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1 to the Registration Statement filed May 20, 2005 ("Amendment No. 1")) to you and the following persons: Adelaja Heyliger, Kevin Kuhar and Angela Crane. We have been advised that changes in Amendment No. 2 from Amendment No. 1, as submitted herewith in electronic format, have been tagged.

        Based upon the Commission's review of Amendment No. 1, the Commission issued a comment letter dated June 1, 2005. The following consists of the Company's responses to the Commission's comment letter. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. Please note that page number references in your comments may not refer to the same page number in Amendment No. 2.

Form S-3

Risk Factors
If we cannot maintain our existing corporate and academic arrangements....page 14

1.
Comment:    We note your response to prior comment 11. Please disclose the percentage of your revenues derived from your license and collaboration agreement with Merck.

Response:    We note your comment and have revised the Registration Statement and Prospectus accordingly.

11494 Sorrento Valley Road • San Diego, California 92121-1318
Telephone: (858) 597-6006 • Fax: (858) 597-0119

Serious and unexpected side effects attributable to gene therapv may result...page 16

2.
Comment:    We note your response to prior comment 13. Please provide us with a copy of the FDA rules referred to in your response and your analysis as to how those rules prevent you from providing additional disclosure regarding the "serious adverse events." We may have further comment.

Response:    Upon further consideration of the FDA's regulations and review of the Informed Consent agreements signed by each patient prior to treatment in our clinical trials, we have concluded that our initial analysis and response to prior comment 13 was incorrect. We now respond as follows:

To date, there have not been any serious adverse events in any gene therapy clinical trial that currently uses or has used our technology. In the event that a serious adverse event does occur in the future in a gene therapy clinical trial utilizing our technology, we would report such an event to the FDA and/or other applicable regulatory agencies as required by law.

We have reported five serious adverse events to the FDA during our oncology clinical trials. The FDA has not stopped the clinical trials and is not, to our knowledge, considering regulatory action with respect to these reported serious adverse events.

Please see the Registration Statement and Prospectus for revised disclosures in response to your comments on this issue.

Form 10-Q for the Quarter Ended March 31, 2005

Note 3. Stockholders' Equity, page 7

Common Stock, page 8

3.
Comment:    We note that you recorded an imputed dividend charge of $1,942,773 related to 319,535 shares of common stock that were issued to Series C Preferred Shareholders. Tell us in detail how you accounted for this transaction. Reference to accounting literature without elaboration is not sufficient. Revise future filings to clarify as well.

Response:    See Exhibit A to this letter for the detailed calculation of this imputed dividend charge. In addition, we will revise future filings, as appropriate, to clarify the disclosure regarding this charge.

Form 8-K/A filed April 12, 2005

4.
Comment:    Please refer to prior comment 32. We note the additional disclosure of in process research and development ("IPR&D") in your Form 10-Q on page 16, however you did disclose the significant assumptions used to value each of the projects and the period in which material cash inflows from these projects are expected to commence. Please revise future filing to include this information. Additionally, in future filings please provide an update of the status of the IPR&D projects, along with details of any significant changes in assumptions made at the time of acquisition and how this impacts the expected return on investment.

Response:    We note your comment and will revise our future filings, as appropriate, in accordance with this comment.
Yours truly,
/s/ PETER KIES Peter Kies Chief Financial Officer

Inovio Biomedical Corporation
January 2005 Private Placement Beneficial Conversion Calculation
March 31, 2005

        Note: This calculation is done in accordance with the guidance contained in Issue #3 and #7 in EITF 00-27.

Amount originally invested in Series C offering by private placement investors	$3,200,000
Conversion price of Series C preferred stock	$6.80

Common stock underlying original Series C preferred stock	470,588
Common stock issued to Series C investors as part of private placement transaction	790,123

Incremental common stock obtained by Series C investors under private placement transaction	319,535
FMV of Inovio common stock on the closing date of Series C offering (May 20, 2004)	$6.08

Beneficial conversion charge attributable to Series C private placement investors	$1,942,772.80

Adjusting Entry:

Imputed dividend on preferred stock	$1,942,772.80
Additional paid-in capital		$1,942,772.80

To record the beneficial conversion feature related to the January 2005 private placement.